VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrooke, Illinois 60181

February 27, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549

ATTN: Mark Shuman

Re:	VASCO Data Security International, Inc. (the ‘‘Company’’): Registration Statement on Form S-1 (File No. 333-124458)

Dear Mr. Shuman:

The Company respectfully requests that the effective time of the above-captioned registration statement be accelerated to 4:30 PM on Friday, March 3, 2006. Your cooperation in this regard would be greatly appreciated.

In connection with our request for acceleration of the effective time of the above-referenced registration statement, we hereby acknowledge that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare such registration statement effective, it does not foreclose the Commission from taking any action with respect thereto; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring such registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure contained therein; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

Very truly yours,
VASCO Data Security International, Inc..
By: /S/ Clifford K. Bown Name: Clifford K. Bown Title: Chief Financial Officer and Secretary